UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Midwest Holding Inc.

(Name of Issuer)

Voting Common Stock, $0.001 per share par value

(Title of Class of Securities)

59833J206

(CUSIP Number)

David M. Knott, Jr.

Dorset Management Corp.

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(516) 364-0303

Knott Partners, L.P.

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(516) 364-0303

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59833J206

1.	Names of Reporting Persons David M. Knott, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 59833J206

1.	Names of Reporting Persons Dorset Management Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 59833J206

1.	Names of Reporting Persons Knott Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This statement relates to the voting common stock, par value $0.001 per share (the “Shares”) of Midwest Holding Inc. (the “Issuer”), and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to update Items 4 through 6.

Item 2.	Identity and Background

As a Reporting Person, Dorset Management Corp. (“DMC”) had previously been included to reflect Mr. Knott as the Director and President of DMC, which provides investment management services to KPLP and a limited number of other domestic individuals and entities. As the result of DMC’s reorganization, including merger into Dorset Partners LLC (“DPL”), DMC is in liquidation, with DPL as the surviving entity. Otherwise, there have been no other changes in the Reporting Persons as previously reported.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

This Item is being amended solely to reflect the following:

The Reporting Persons are disposing of the Shares pursuant to the Issuer’s Merger with affiliates of Antarctica Capital, LLC (“Antarctica”), whereby an affiliate of Antarctica has acquired the Issuer in an all-cash transaction for $27.00 per share.

Item 5.	Interest in Securities of the Issuer

This Item is being amended solely as follows:

(a)-(b) Mr. Knott, DMC, and KPLP See Rows 7 through 11 and 13 on pages 2-4. Pursuant to the transaction referred to in Item 4 above, no Reporting Person shall have any interest in the Shares of the Issuer.

The aggregate number of securities reported by the Reporting Persons in each of Rows 7 through 11 on pages 2-4 of this Schedule 13D do not include Shares owned by certain employees of DLP and held by each for their personal accounts. The Reporting Persons expressly disclaim beneficial ownership of the Shares held by such employees, and the filing of this Statement by the Reporting Persons shall not be construed as an admission by any Reporting Person that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the Shares of the Issuer held by such employees.

(c) No transactions in the class of securities reported on were effected during the past sixty days, except for the following sale in a privately-negotiated transaction on the day and per Share price below:

	12-22-23 $27.00	Total
Knott Partners, L.P.	390,241	0

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

0

Item 7.	Material to be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2023
Date

/s/ David M. Knott, Jr.
David M. Knott, Jr.

December 22, 2023
Date

DORSET MANAGEMENT CORPORATION /s/ David M. Knott, Jr.
David M. Knott, Jr., President

KNOTT PARTNERS, L. P. By: Knott Partners Management, LLC /s/ David M. Knott, Jr.
Name: David M. Knott, Jr.
Title: Executing Managing Member

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).